

June 14, 2013

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

     RE: **CEMEX, S.A.B. de C.V.**
             Form 20-F for the Year Ended December 31, 2012
             Filed April 24, 2013
             File No. 1-14946

Dear Mr. Gonzalez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Consolidated Financial Statements

Note 16. Financial Instruments

16A. Short-Term and Long-Term Debt, page F-52

2. Please expand your disclosures to discuss how you accounted for the exchange offer which
   occurred on September 17, 2012, including whether you determined it should be treated as an
   extinguishment. Please discuss the specific factors you considered in determining the
   appropriate accounting. In a similar manner, please disclose how you accounted for any
   other significant modifications to debt agreements. Refer to IAS 39.39 through 42 as well as
   IAS 39.AG57 through AG63.

Note 24. Contingencies, page F-96

24B. Other Contingencies from Legal Proceedings, page F-97

3. For certain matters, you disclose the potential effect of the matter on your liquidity and/or
   financial condition. For other matters, your disclosures do not address the potential effect of
   the matter on any of your financial statements. Please discuss the potential effect of each
   significant matter with respect to all financial statements to the extent it is
   practicable. Alternatively, you may discuss the potential effect of these matters in the
   aggregate. Specifically, you should discuss the potential effect on your results of operations,
   liquidity, and financial condition.

4. Unless the possibility of any outflow in settlement is remote, IAS 37.86 states that an entity
   shall disclose an estimate of the financial effect for each class of contingent liabilities, where
   practicable. IAS 37.92 states that in extremely rare situations an entity need not disclose
   some or all of the information required by IAS 37.84 through 89 if it can be expected to
   prejudice the position of the entity. At the top of page F-98, you disclose that where no
   amounts of estimation are disclosed, it is because such disclosure could impair the outcome
   of the relevant proceeding. It is not clear which matters you are referring to in this
   disclosure. It appears for certain matters the amounts are not disclosed because you have
   determined it is not practicable. Please further clarify as necessary in your disclosures.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company
acknowledging that:

Mr. Fernando A. Gonzalez
CEMEX, S.A.B. de C.V.
June 14, 2013
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief